Exhibit 99.1

eXECUTION COPY

addendum to debt purchase and SETTLEMENT AGREEMENT dated 5 july 2013

2 August 2013

between

DEUTSCHE BANK NEDERLAND N.V.

as Lender

ADVENTURE TWO S.A.

ADVENTURE THREE S.A.

ADVENTURE SEVEN S.A.

ADVENTURE ELEVEN S.A.

as Borrowers

FREESEAS INC.

as Parent and Guarantor

HANOVER HOLDINGS I, LLC

as Investor

THE UNDERSIGNED

(1)	DEUTSCHE BANK NEDERLAND N.V., a public company with limited liability (naamloze vennootschap), incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands (the Lender);

(2)	ADVENTURE TWO S.A., a company incorporated under the laws of the Marshall Islands;

(3)	ADVENTURE THREE S.A., a company incorporated under the laws of the Marshall Islands;

(4)	ADVENTURE SEVEN S.A., a company incorporated under the laws of the Marshall Islands;

(5)	ADVENTURE ELEVEN S.A., a company incorporated under the laws of Liberia;

(6)	FREESEAS INC., a company incorporated under the laws of the Marshall Islands (the Parent and the Guarantor); and

(7)	HANOVER HOLDINGS I, LLC (the Investor).

Parties (2) – (6) are each an Obligor and together the Obligors. Parties are jointly referred to as “the Parties”.

WHEREAS:

(A)	The Parties entered into a debt purchase and settlement agreement on 5 July 2013 (the Debt Purchase and Settlement Agreement).

(B)	Pursuant to Clause 2.3 of the Debt Purchase and Settlement Agreement Court Approval (as defined in the Debt Purchase and Settlement Agreement) needs to be obtained by the Investor on or before 31 August 2013.

(C)	The Parties have agreed to extend this period until 15 October 2013.

DECLARE TO HAVE AGREED AS FOLLOWS:

1.	amendment

1.1	The Parties agree that Clause 2.3 of the Debt Purchase and Settlement Agreement will be deleted and replaced as follows:

“This Agreement, and therefore the title to the assignment, is entered into on the dissolving condition (ontbindende voorwaarde) of the earlier of the following events to occur either (i) Investor not obtaining Court Approval on or before 15 October 2013, or (ii) the Court rejecting the application from the Investor (the Dissolving Condition). Parties confirm that the consequence of the occurrence of the Dissolving Condition will be that legal title to the Purchased Debt will revert back to the Lender without any further action required. For the avoidance of doubt, the Lender can decide to extend this period in its absolute discretion.”

2.	appliCABILITY OF THE DeBT PURCHASE AND SETTLEMENT AGREEMENT

2.1	In this Addendum (including its recitals), except in so far as the context otherwise requires, words, expressions and capitalised terms used herein and not otherwise defined or construed herein shall have the same meanings defined or construed in the Debt Purchase and Settlement Agreement

2.2	In so far as not provided otherwise in this Addendum, the terms and conditions of the Debt Purchase and Settlement Agreement remain in force.

2.3	Clause 10 (Governing Law and Jurisdiction) of the Debt Purchase and Settlement Agreement will apply to this Addendum.

Signatories

Parent/Guarantor

FREESEAS INC

By:

Borrowers

ADVENTURE TWO S.A.

By:

ADVENTURE THREE S.A.

By:

ADVENTURE SEVEN S.A.

By:

ADVENTURE ELEVEN S.A.

By:

Investor

HANOVER HOLDINGS I, LLC

By:

Lender

DEUTSCHE BANK NEDERLAND B.V.

By: